Exhibit 99.1

JD.com Announces First Quarter 2021 Results

Beijing, China—May 19, 2021—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter ended March 31, 2021.

First Quarter 2021 Highlights

•

Net revenues for the first quarter of 2021 were RMB203.2 billion (US$[1]31.0 billion), an increase of 39.0% from the first quarter of 2020. Net service revenues for the first quarter of 2021 were RMB27.9 billion (US$4.3 billion), an increase of 73.1% from the first quarter of 2020.

•

Income from operations for the first quarter of 2021 was RMB1.7 billion (US$0.3 billion), compared to RMB2.3 billion for the same period last year. Non-GAAP[2] income from operations for the first quarter of 2021 was RMB3.5 billion (US$0.5 billion), compared to RMB3.3 billion for the first quarter of 2020. Operating margin of JD Retail before unallocated items for the first quarter of 2021 was 4.0%, compared to 3.7%[3] for the first quarter of 2020.

•

Net income attributable to ordinary shareholders for the first quarter of 2021 was RMB3.6 billion (US$0.6 billion), compared to RMB1.1 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2021 was RMB4.0 billion (US$0.6 billion), compared to RMB3.0 billion for the same period last year.

•

Diluted net income per ADS for the first quarter of 2021 was RMB2.25 (US$0.34), compared to RMB0.72 for the first quarter of 2020. Non-GAAP diluted net income per ADS for the first quarter of 2021 was RMB2.47 (US$0.38), compared to RMB1.98 for the same period last year.

•	Annual active customer accounts[4] increased by 29.0% to 499.8 million in the twelve months ended March 31, 2021 from 387.4 million in the twelve months ended March 31, 2020.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021, which was RMB6.5518 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
[3]	Operating margin of JD Retail before unallocated items for the first quarter of 2020 was retrospectively adjusted to conform to current period presentation of segment information.
[4]	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

“As we mark JD.com’s 18th anniversary, we are pleased to deliver another strong quarter of growth to kick off 2021” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “Since our establishment, JD’s focus on customers has set us apart and today we are proud that 500 million active users rely on JD’s broad selection of quality products and best-in-class customer services to support every aspect of their lives. JD is also increasingly the partner of choice for millions of businesses who benefit from our advanced supply-chain infrastructure to reduce costs and boost operating efficiency.”

“As our strong growth momentum from last year continued into the first quarter of 2021, we are also encouraged by the diversification of our revenue streams with an increasing contribution from service revenues.” said Sandy Xu, Chief Financial Officer of JD.com. “JD Retail’s operating margin further expanded during the quarter, as we continue to drive stronger operating leverage through technology and innovation.”

Business Highlights

Environment, Social and Governance

•

JD.com released its first ESG report on April 19th highlighting the company’s long-term approach to ESG initiatives and corporate social responsibility. The report details JD.com’s vision of leveraging the digital supply chain to boost the real economy, improve efficiency and enhance environmentally friendly initiatives including green supply chain, green data centers and poverty alleviation.

•

As part of its commitment to poverty alleviation, JD.com helped impoverished counties to market more than 3 million local commodities online. JD.com will focus on rural digitalization to promote the sustainable development of rural areas in the future. With over 80% of JD.com front-line employees originally from rural areas, JD.com provides sustainable employment opportunities and social insurance and housing fund for hundreds of thousands of employees throughout rural China.

JD Retail

•

JD.com and Louis Vuitton launched an innovative cooperation in April. The ground-breaking cooperation model connects Louis Vuitton directly with JD.com’s high-quality customers, providing them with access to the brand while further enhancing the luxury shopping experience on JD.com.

•

In the first quarter, JD.com has started new partnerships with a wide spectrum of luxury brands. John Lobb, the luxury shoes and boots brand under Hermès Group, recently launched flagship stores on JD.com. Some brands went further to partner with JD.com in supply chain services. Italian brand Marni not only launched a flagship store on JD.com, but also adopted a customized one-stop solution offered by JD.com, covering marketing, technology, and supply chain management. With this service, customers can purchase directly from Marni’s inventory with the products delivered by JD Logistics.

•

In response to local authorities’ appeals to limit travel during this year’s Spring Festival, JD Retail collaborated with JD Logistics to provide non-stop delivery during Spring Festival for the ninth consecutive year and launched a series of initiatives for the JD New Year Shopping Festival. JD City-wide Shopping collaborated with JD Daojia (JDDJ) to coordinate inventory, logistics and employee resources in order to provide uninterrupted services during the Spring Festival holiday. Through cooperation with well-known chain retailers, JD.com provided residents in more than 1,400 counties, districts and cities across the country with one-hour delivery service for products across all categories. JD.com also upgraded the hassle-free shopping experience on its third-party platform, offering delivery time and price guarantees, free pickup for returns, as well as flash refunds.

•

During the first quarter, JD Home entered into strategic cooperation with Honor, Xiaomi, OPPO, OnePlus, realme, and other cellphone brands to collaborate on innovative omni-channel marketing initiatives, including in retail chain stores. JD Home has already achieved National Key Account (NKA) status with many major cellphone brands, supporting their omni-channel retail channels and the offline shopping experience. JD Home provides brands with additional channels to connect with customers and accelerate growth through omni-channel sales, user services, and event marketing.

•

JD.com’s recent announcement that it will increase its stake in Dada Group (Dada) marks a tighter collaboration under the omni-channel strategy. Dada will have the full support of JD.com and strategically undertake JD’s local on-demand retail and delivery businesses. Through this alignment, JD.com and Dada will be able to provide JD.com’s nearly 500 million annual active customers with superior customer services and enriched coverage in on-demand retail and delivery, and will accelerate the digital transformation of real economy enterprises.

JD Health

•

In February, JD Health announced the launch of the Rare Diseases Care Project, under which it established JD Pharmacy Rare Diseases Care Center and a dedicated fund for patients with rare diseases. In collaboration with partners from all relevant fields, the Project leverages JD Health’s supply chain capabilities and comprehensive healthcare offerings to create a one-stop solution for rare disease patients in China providing financial assistance as well as ongoing support for diagnosis, treatment and access to medication.

JD Logistics

•

On April 17, JD Logistics and Tencent Smart Retail jointly announced the launch of JD-Tencent Cloud Warehouse. Integrated with JD Logistics cloud warehouse technologies, logistics platform and supply chain capabilities, as well as Tencent Smart Retail’s smart retailing analysis technology, JD-Tencent Cloud Warehouse provides integrated solutions including business leads, branding and marketing as well as logistics services to merchants and warehousing companies, supporting areas including private traffic operations, traffic promotions, supply chains and logistics. Following its launch in 2017 to serve third-party warehouses and merchants, JD Cloud Warehouse can now leverage this partnership to serve new business models including social and live-streaming e-commerce, further opening JD Logistics’s integrated supply chain capabilities for diverse commercial use cases.

•

As of March 31, 2021, JD Logistics operated over 1,000 warehouses, which covered an aggregate gross floor area of over 21 million square meters, including warehouse space of cloud warehouses managed under the JD Logistics Open Warehouse Platform.

Other Highlights

•

In May, Jingdong Digits Technology Holding Co., Ltd. (“JD Digits”) was officially renamed as Jingdong Technology Holding Co., Ltd. (“JD Technology”). During the quarter ended March 31, 2021, JD.com, through a subsidiary, transferred JD Cloud & AI business and certain assets to JD Technology, in exchange for issuance of ordinary shares of JD Technology. Through this transaction, JD.com’s equity interest in JD Technology increased to approximately 42%. The company deconsolidated the operating results of JD Cloud & AI business upon the completion date of the transaction, which was March 31, 2021. JD.com will continue to focus on its core competences and synergistic businesses to better serve customers, and JD Technology will be better positioned to deliver a suite of cutting-edge technology services to its business partners.

Operational Metrics Update

•	As of March 31, 2021, JD.com had over 310,000 employees excluding part-time and interns.

First Quarter 2021 Financial Results

Net Revenues. For the first quarter of 2021, JD.com reported net revenues of RMB203.2 billion (US$31.0 billion), representing a 39.0% increase from the same period in 2020. Net product revenues increased by 34.7%, while net service revenues increased by 73.1% for the first quarter of 2021, as compared to the same period of 2020.

Cost of Revenues. Cost of revenues increased by 40.7% to RMB174.1 billion (US$26.6 billion) for the first quarter of 2021 from RMB123.7 billion for the first quarter of 2020.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 32.7% to RMB13.8 billion (US$2.1 billion) for the first quarter of 2021 from RMB10.4 billion for the first quarter of 2020.

Marketing Expenses. Marketing expenses increased by 56.6% to RMB7.0 billion (US$1.1 billion) for the first quarter of 2021 from RMB4.5 billion for the first quarter of 2020.

Research and Development Expenses. Research and development expenses increased by 15.1% to RMB4.5 billion (US$0.7 billion) for the first quarter of 2021 from RMB3.9 billion for the first quarter of 2020.

General and Administrative Expenses. General and administrative expenses increased by 56.8% to RMB2.2 billion (US$0.3 billion) for the first quarter of 2021 from RMB1.4 billion for the first quarter of 2020. The increase was primarily due to the increase in share-based compensation expenses in relation to JD Health’s and JD Logistics’s share incentive plans.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the first quarter of 2021 was RMB1.7 billion (US$0.3 billion), compared to RMB2.3 billion for the same period last year. Non-GAAP income from operations for the first quarter of 2021 was RMB3.5 billion (US$0.5 billion), compared to non-GAAP income from operations of RMB3.3 billion for the first quarter of 2020. Operating margin of JD Retail before unallocated items for the first quarter of 2021 was 4.0%, compared to 3.7% for the first quarter of 2020.

Non-GAAP EBITDA for the first quarter of 2021 was RMB4.9 billion (US$0.8 billion), compared to RMB4.5 billion for the first quarter of 2020.

Share of Results of Equity Investees. In the first quarter of 2021, share of results of equity investees was an income of RMB0.7 billion (US$0.1 billion), which was mainly contributed by JD Technology. In the first quarter of 2020, share of results of equity investees was a loss of RMB1.1 billion, which was mainly resulted from Jiangsu Five Star, Dada and Yixin.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the first quarter of 2021 was RMB3.6 billion (US$0.6 billion), compared to RMB1.1 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2021 was RMB4.0 billion (US$0.6 billion), compared to RMB3.0 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the first quarter of 2021 was RMB2.25 (US$0.34), compared to RMB0.72 for the first quarter of 2020. Non-GAAP diluted net income per ADS for the first quarter of 2021 was RMB2.47 (US$0.38), compared to RMB1.98 for the first quarter of 2020.

Cash Flow and Working Capital

As of March 31, 2021, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB138.8 billion (US$21.2 billion), compared to RMB151.1 billion as of December 31, 2020. For the first quarter of 2021, free cash flow of the company was as follows:

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
	(In thousands)
Net cash used in operating activities	(1,542,477)	(7,508,774)	(1,146,063)
Add: Impact from JD Baitiao receivables included in the operating cash flow	575,728	1,225,200	187,002
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	(1,431,545)	(1,622,634)	(247,663)
Other capital expenditures**	(576,183)	(1,836,385)	(280,287)

Free cash flow	(2,974,477)	(9,742,593)	(1,487,011)

*

In the first quarter of 2021, approximately RMB0.8 billion proceeds from the sale of development properties were included in this line, compared to approximately RMB0.2 billion proceeds in the first quarter of 2020.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB7.6 billion (US$1.2 billion) for the first quarter of 2021, consisting primarily of increase in short-term investments of RMB2.7 billion, cash paid for investments in equity investees and purchases of investment securities of RMB5.9 billion and cash paid for capital expenditures of RMB4.2 billion, partially offset by cash received from disposal of investment securities of RMB6.8 billion, and proceeds from sale of development properties of RMB0.8 billion.

Net cash used in financing activities was RMB0.6 billion (US$0.1 billion) for the first quarter of 2021, consisting primarily of cash paid for repurchase of ordinary shares of RMB4.1 billion, and repayment of short-term debts of RMB1.0 billion, offset by proceeds from JD Property’s series A preferred share financing of RMB2.4 billion, and proceeds from short-term debts of RMB2.0 billion.

Between January 1, 2021 and May 18, 2021, the company repurchased approximately 10.1 million ADSs for approximately US$0.8 billion from the open market under the US$2.0 billion repurchase program authorized by the Board of Directors in March 2020.

For the twelve months ended March 31, 2021, free cash flow of the company was as follows:

	For the twelve months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	19,915,492	36,578,020	5,582,896
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	(1,497,038)	697,410	106,446
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(101,822)	(3,724,755)	(568,509)
Other capital expenditures	(3,118,203)	(5,396,546)	(823,674)

Free cash flow	15,198,429	28,154,129	4,297,159

Supplemental Information

Beginning with the first quarter of 2021, the company implemented certain segment reporting changes to better reflect its recently optimized organizational structure and business developments. The major changes in segment information mainly include: (1) Reported the results of JD Logistics as a new standalone segment. JD Logistics published its prospectus in Hong Kong on May 17, 2021 and expects to list on the Main Board of the Hong Kong Stock Exchange on May 28, 2021. There is no assurance that the listing of JD Logistics will take place or as to when it may take place. (2) Moved the results of Jingxi and the internal business of JD Property from JD Retail to New businesses. The changes relate to the realignment of JD Retail in connection with the recent establishment of the new Jingxi business group and the closing of JD Property’s series A preferred share financing. As a result, the company now reports three segments, JD Retail, JD Logistics and New businesses. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives. These changes have no impact on the company’s previously reported consolidated balance sheets, statements of operations, or statements of cash flows.

The table below sets forth the segment operating results, with prior period segment information retrospectively revised to conform to current period presentation:

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	137,356,074	185,796,239	28,358,045
JD Logistics	13,656,913	22,411,019	3,420,590
New businesses	3,309,375	5,154,277	786,696
Inter-segment*	(8,440,135)	(10,321,120)	(1,575,311)

Total segment net revenues	145,882,227	203,040,415	30,990,020
Unallocated items**	322,982	135,754	20,720

Total consolidated net revenues	146,205,209	203,176,169	31,010,740

Operating income/(loss):
JD Retail***	5,061,433	7,340,103	1,120,319
JD Logistics	(421,385)	(1,473,582)	(224,913)
New businesses	(1,384,165)	(2,281,486)	(348,223)
Including: gain on sale of development properties	—	82,762	12,632

Total segment operating income	3,255,883	3,585,035	547,183
Unallocated items**	(935,434)	(1,925,291)	(293,857)

Total consolidated operating income	2,320,449	1,659,744	253,326

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

***

Under the new segment information, the net revenues of JD Retail for the three months ended June 30, September 30 and December 31, 2020 were RMB189.5 billion, RMB161.1 billion and RMB206.0 billion, respectively, and operating margin of JD Retail for the three months ended June 30, September 30 and December 31, 2020 were 2.6%, 4.2% and 1.9%, respectively.

The table below sets forth the revenue information:

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
	(In thousands)

Electronics and home appliances revenues	77,630,952	104,005,726	15,874,374
General merchandise revenues	52,462,186	71,276,078	10,878,854

Net product revenues	130,093,138	175,281,804	26,753,228

Marketplace and marketing revenues	9,526,815	14,119,827	2,155,107
Logistics and other service revenues	6,585,256	13,774,538	2,102,405

Net service revenues	16,112,071	27,894,365	4,257,512

Total net revenues	146,205,209	203,176,169	31,010,740

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on May 19, 2021, (7:30 pm, Beijing/Hong Kong Time on May 19, 2021) to discuss the first quarter 2021 financial results.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/9297145

CONFERENCE ID: 9297145

A telephone replay will be available from 10:30 am, Eastern Time on May 19, 2021 through 9:59 am, Eastern Time on May 27, 2021. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	9297145

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	86,084,857	71,408,394	10,899,050
Restricted cash	4,434,448	3,970,404	606,002
Short-term investments	60,577,110	63,470,268	9,687,455
Accounts receivable, net (including JD Baitiao of RMB0.8 billion and RMB2.3 billion as of December 31, 2020 and March 31, 2021, respectively)(1)	7,111,947	7,751,204	1,183,065
Advance to suppliers	3,767,933	3,767,760	575,072
Inventories, net	58,932,519	59,524,389	9,085,196
Prepayments and other current assets	7,076,590	8,309,743	1,268,315
Amount due from related parties	6,667,262	9,241,566	1,410,538
Assets held for sale(2)	148,592	136,110	20,774

Total current assets	234,801,258	227,579,838	34,735,467
Non-current assets
Property, equipment and software, net	22,596,570	22,463,058	3,428,532
Construction in progress	7,906,406	7,619,409	1,162,949
Intangible assets, net	6,462,888	6,309,489	963,016
Land use rights, net	11,124,913	11,787,709	1,799,156
Operating lease right-of-use assets	15,484,082	15,625,769	2,384,958
Goodwill	10,904,409	11,627,913	1,774,766
Investment in equity investees	58,501,329	62,297,425	9,508,444
Investment securities	39,085,150	34,155,673	5,213,174
Deferred tax assets	532,746	580,057	88,534
Other non-current assets	13,315,844	13,769,385	2,101,619
Amount due from related parties	242,527	248,214	37,885
Assets held for sale(2)	1,329,672	934,883	142,691

Total non-current assets	187,486,536	187,418,984	28,605,724

Total assets	422,287,794	414,998,822	63,341,191

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

LIABILITIES
Current liabilities
Short-term debts	—	1,017,699	155,331
Accounts payable	106,818,425	97,098,678	14,820,153
Advances from customers	20,998,001	21,015,867	3,207,648
Deferred revenues	3,417,313	4,615,646	704,485
Taxes payable	3,029,416	1,772,357	270,515
Amount due to related parties	585,324	361,282	55,142
Unsecured senior notes	3,259,882	3,285,003	501,389
Accrued expenses and other current liabilities	30,034,571	27,205,072	4,152,305
Operating lease liabilities	5,513,534	5,667,129	864,973
Liabilities held for sale(2)	360,196	197,702	30,175

Total current liabilities	174,016,662	162,236,435	24,762,116
Non-current liabilities
Deferred revenues	1,617,844	1,603,010	244,667
Unsecured senior notes	9,594,556	9,665,524	1,475,247
Deferred tax liabilities	1,921,831	1,855,965	283,276
Long-term borrowings	2,936,205	2,957,085	451,339
Operating lease liabilities	10,249,957	10,256,310	1,565,419
Other non-current liabilities	331,623	311,792	47,589

Total non-current liabilities	26,652,016	26,649,686	4,067,537

Total liabilities	200,668,678	188,886,121	28,829,653

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

The company entered into definitive agreements to transfer certain logistic facilities and real estate properties to third parties through the infrastructure asset management and integrated service platform of JD Property. As of March 31, 2021, the company classified the related undisposed assets and liabilities as assets and liabilities held for sale under ASC 360.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

MEZZANINE EQUITY
Convertible redeemable non-controlling interests	17,133,208	17,603,404	2,686,804

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,129,794 shares issued and 3,093,912 shares outstanding as of March 31, 2021)	187,543,295	188,672,167	28,796,997
Non-controlling interests	16,942,613	19,837,130	3,027,737

Total shareholders’ equity	204,485,908	208,509,297	31,824,734

Total liabilities, mezzanine equity and shareholders’ equity	422,287,794	414,998,822	63,341,191

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

Net revenues
Net product revenues	130,093,138	175,281,804	26,753,228
Net service revenues	16,112,071	27,894,365	4,257,512

Total net revenues	146,205,209	203,176,169	31,010,740

Cost of revenues	(123,669,699)	(174,054,150)	(26,565,852)
Fulfillment	(10,399,790)	(13,803,401)	(2,106,810)
Marketing	(4,468,316)	(6,998,757)	(1,068,219)
Research and development	(3,935,159)	(4,529,506)	(691,338)
General and administrative	(1,411,796)	(2,213,373)	(337,827)
Gain on sale of development properties	—	82,762	12,632

Income from operations(3)(4)	2,320,449	1,659,744	253,326

Other income/(expenses)
Share of results of equity investees	(1,120,220)	682,329	104,144
Interest expense	(207,100)	(257,821)	(39,351)
Others, net(5)	390,498	2,037,735	311,019

Income before tax	1,383,627	4,121,987	629,138
Income tax expenses	(326,444)	(479,489)	(73,184)

Net income	1,057,183	3,642,498	555,954

Net income/(loss) attributable to non-controlling interests shareholders	(16,420)	22,248	3,396
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	782	2,965	453

Net income attributable to ordinary shareholders	1,072,821	3,617,285	552,105

Net income per share:
Basic	0.37	1.16	0.18
Diluted	0.36	1.13	0.17

Net income per ADS:
Basic	0.73	2.33	0.36
Diluted	0.72	2.25	0.34

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(20,860)	(21,555)	(3,290)
Fulfillment	(131,878)	(170,988)	(26,098)
Marketing	(77,072)	(120,011)	(18,317)
Research and development	(360,599)	(425,533)	(64,949)
General and administrative	(386,105)	(959,698)	(146,479)

(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,433)	(52,070)	(7,947)
Marketing	(138,949)	(208,660)	(31,848)
Research and development	(24,700)	(25,216)	(3,849)
General and administrative	(76,820)	(77,314)	(11,800)

(5)

Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

Non-GAAP net income attributable to ordinary shareholders	2,972,206	3,967,537	605,564

Weighted average number of shares:
Basic	2,926,685	3,107,346	3,107,346
Diluted	2,998,786	3,207,843	3,207,843

Non-GAAP net income per share:
Basic	1.02	1.28	0.19
Diluted	0.99	1.23	0.19

Non-GAAP net income per ADS:
Basic	2.03	2.55	0.39
Diluted	1.98	2.47	0.38

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

Net cash used in operating activities	(1,542,477)	(7,508,774)	(1,146,063)
Net cash used in investing activities	(8,196,352)	(7,631,392)	(1,164,778)
Net cash provided by/(used in) financing activities	15,086,410	(591,750)	(90,319)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	609,365	595,265	90,856

Net increase/(decrease) in cash, cash equivalents and restricted cash	5,956,946	(15,136,651)	(2,310,304)
Cash, cash equivalents and restricted cash at beginning of period(6)	39,912,279	90,635,223	13,833,637

Cash, cash equivalents and restricted cash at end of period(6)	45,869,225	75,498,572	11,523,333

Net cash used in operating activities	(1,542,477)	(7,508,774)	(1,146,063)
Add: Impact from JD Baitiao receivables included in the operating cash flow	575,728	1,225,200	187,002
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(1,431,545)	(1,622,634)	(247,663)
Other capital expenditures	(576,183)	(1,836,385)	(280,287)

Free cash flow	(2,974,477)	(9,742,593)	(1,487,011)

(6)

Including cash, cash equivalents and restricted cash classified as assets held for sale of RMB93.5 million, RMB115.9 million and RMB119.8 million as of March 31, 2020, December 31, 2020 and March 31, 2021, respectively.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021

Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	15.2	22.7	30.2	34.9	28.2
Inventory turnover days(7) – TTM	35.4	34.8	34.3	33.3	31.2
Accounts payable turnover days(8) – TTM	51.7	50.8	49.2	47.1	44.2
Accounts receivable turnover days(9) – TTM	3.1	2.9	2.8	2.7	2.6
Annual active customer accounts (in millions)	387.4	417.4	441.6	471.9	499.8

(7)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(9)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

Income from operations	2,320,449	1,659,744	253,326
Add: Share-based compensation	976,514	1,697,785	259,133
Add: Amortization of intangible assets resulting from assets and business acquisitions	147,161	230,561	35,191
Reversal of: Effects of business cooperation arrangements	(188,241)	(3,055)	(467)
Reversal of: Gain on sale of development properties	—	(82,762)	(12,632)

Non-GAAP income from operations	3,255,883	3,502,273	534,551

Add: Depreciation and other amortization	1,258,464	1,437,530	219,409

Non-GAAP EBITDA	4,514,347	4,939,803	753,960

Total net revenues	146,205,209	203,176,169	31,010,740

Non-GAAP operating margin	2.2%	1.7%	1.7%

Non-GAAP EBITDA margin	3.1%	2.4%	2.4%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$

Net income attributable to ordinary shareholders	1,072,821	3,617,285	552,105
Add: Share-based compensation	976,514	1,697,785	259,133
Add: Amortization of intangible assets resulting from assets and business acquisitions	147,161	230,561	35,191
Reversal of: Reconciling items on the share of equity method investments(10)	(74,487)	(646,949)	(98,744)
Add: Impairment of goodwill, intangible assets, and investments	421,749	40,999	6,258
Add/(Reversal of): Loss from fair value change of long-term investments	669,703	(822,943)	(125,606)
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	—	(82,762)	(12,632)
Reversal of: Gain on disposals/deemed disposals of investments	(15,000)	—	—
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(209,022)	(22,364)	(3,414)
Reversal of: Tax effects on non-GAAP adjustments	(17,233)	(44,075)	(6,727)

Non-GAAP net income attributable to ordinary shareholders	2,972,206	3,967,537	605,564

Total net revenues	146,205,209	203,176,169	31,010,740

Non-GAAP net margin	2.0%	2.0%	2.0%

(10)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.